August 20, 2013

Via EDGAR

Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Ransom:

Re:

Eurasia Design, Inc.

Amendment No. 2 to Current Report on Form 8-K

Filed December 18, 2012

File No. 000-54499

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comment is reprinted below along with our response and, if applicable, our proposed changes to our Current Report on Form 8-K:

General

1.

We note your responses to comments 26, 27 and 28 in our letter dated August 10, 2012.  Please provide the information requested in those comments in your next amendment to the filing.

ANSWER:  We have included the requested information by reference to our Form 10-K for the year ended December 31, 2012 that was filed with the Commission on April 16, 2013 and our Form 10-Q for the quarter March 31, 2013 that was filed with the Commission on July 2, 2013.

Description of Business, page 4

Business of Prince Mexico, page 5

Manufacturing, page 7

2.

We note your response to comment 4 in our letter dated August 10, 2012 including your disclosure that the distribution agreement was scheduled to terminate on December 31, 2012.  Please update your disclosure to describe the current state of distribution agreement.  Additionally, please revise your risk factor disclosure on page 10 under the heading “If our Distribution Agreement with Prince USA expires…” to accurately describe the current state of the agreement.  We may have further comment.

ANSWER:  We have revised our risk factor disclosure on page 10 and have amended that no discussions have taken place regarding the expiration of the Distribution Agreement as of the date of this current response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

3.   Please include a discussion and analysis of cash flows, liquidity and capital resources. The discussion should focus on the primary drivers of and other factors necessary to an understanding of cash flows and the indicative value of historical cash flows. The discussion should also identify any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Please also describe internal and external sources of liquidity. In addition, please describe any material trends in your capital resources and whether you expect any material changes in the mix and relative cost of such resources. For example, you should discuss the impact to date of the “minimum purchase requirements” in Section 3.4.1 of the Distribution Agreement and your obligation to have purchased not less than $660,000 of product from Prince in 2012 as well as the potential impact of your ability or inability to extend the term of your distribution agreement with Prince USA and your ability to raise additional capital from the issuance of equity and debt instruments or off-balance sheet arrangements. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

ANSWER:   We have included the requested information.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 13

4.

Please provide an analysis of the factors that caused the changes in sales, cost of sales and operating expenses. In doing so, please discuss any unusual or infrequent event or transaction or any significant economic change that materially affected the amount of reported loss from continuing operations and any known trends or uncertainties that have had or that you reasonably expect will have a material impact on revenues or loss from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K.

ANSWER:   We have included the requested information.

Involvement on Certain Material Legal Proceedings during the Last Ten Years, page 17

5.

We note your response to comment 11 in our letter dated August 10, 2012 as well as the revisions you made under the heading "Legal Proceedings" on page 16 and the addition you made under this heading and reissue this comment. We note, however, that your revised disclosure does not cover the legal proceedings described in Item 401(f)(7) and only covers part of the events described in Item 401(f)(2) and (4). Please revise your disclosure accordingly.

ANSWER:  We have revised this section to include the legal proceedings described in Item 401(f)(7).

Certain Relationships and Related Transactions, page 20

Transactions with Related Persons, page 20

6.

We note your response to comment 13 in our letter dated August 10, 2012 as well as the revisions to your disclosure. Please revise to disclose for each related person individually the information required by Item 404(a)(5) of Regulation S-K.

ANSWER:  We have added the following information:

Francis Duncan was owed $217,281 and $178,591 due as of December 31, 2011 and 2010, respectively

Fred Adams was owed $253,915 and $232,144 due as of December 31, 2011 and 2010, respectively

The loans are unsecured advances, bear 0% interest and are due on demand.  During the three months ended March 31, 2013 and 2012, the Company received loans totaling $27,661 and $110,307, respectively, from the officers of the Company.

	March 31,	December 31,
	2013	2012
Francis Duncan Alexander Forbes	$188,663	$194,372
Stephen Fred Adams	287,742	254,372
	$476,405	$448,744

Exhibit 99.1

Consolidated Statements of Operations and Comprehensive Loss

7.

Please tell us your basis in GAAP for including inventory shrinkage in operating expenses as opposed to cost of sales.

ANSWER:  This was erroneously included in operating expenses. Our subsequent filings have been modified to include in cost of sales. Management does not believe the error is significantly material to require a restatement and amendment of the audited financial statements as such we respectfully request a waiver and as we have since corrected this presentation.

Consolidated Statements of Cash Flows

8.

We reviewed your response to comment 22 in our letter dated August 10, 2012 and we re-issue part of our previous comment.  Please tell us why net cash proceeds from related party loans differs from the increase in loans from related parties as presented in the consolidated balance sheets.

ANSWER:  The proceeds from related parties’ differed from related party loans due to the cash flow being translated from Mexican pesos. Due to the changes in fluctuation of exchange rate, it created a differences on the statement of cash flows as the balance sheet is reflected at the balances sheet date exchange rates, and cash flow are at an average exchange rate in the period.

Please contact me if you have any further questions or comments.

Regards,

Prince Mexico S.A., Inc.

Per: /s/ F. Duncan A. Forbes, Mol. III

F. Duncan A. Forbes, Mol. III

President & C.E.O.